EXHIBIT 3.3

(ON DICKINSON, WRIGHT, MOON, VAN DUSEN & FREEMAN LETTERHEAD)


SEPTEMBER 17, 1997


John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois 60606

The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004-2413


Re:  Nuveen Tax-Free Unit Trust, Series 962
    Michigan Insured Trust 70


Gentlemen:


    We have acted as special Michigan counsel to the captioned Trust(s)(the "Michigan Trust(s)") of Nuveen Tax-Free Unit Trust - Series 962 (the "Fund") concerning a Registration Statement (No. 333-34419) on Form S-6 under the Securities Act of 1933, as amended, covering the issuance by the Michigan Trust(s) of Units of fractional undivided interest in the Michigan Trust(s) (the "Units").



    The Michigan Trust(s) has (have) been organized under a Trust Indenture and Agreement dated as of September 17, 1997 between John Nuveen & Co. Incorporated, as Depositor ("Nuveen"), and The Chase Manhattan Bank, as Trustee ("Trustee"). The Fund will contain several trusts, including the Michigan Trust(s), which will issue the Units. The Units of the Michigan Trust(s) will be purchased by various investors (the "Unitholders"). Each Unit of a Michigan Trust represents a fractional undivided interest in a Michigan Trust. The Michigan Trust(s) and the other trusts each will be administered as a distinct entity with separate certificates, investments, expenses, books and records. Further, Nuveen, the Trustee and Municipal Bond Investors Assurance Corporation will enter into an agreement for any Michigan Insured Trust providing for the provision of insurance (the "Insurance") against the nonpayment of principal and interest when due.


    The assets of a Michigan Trust will consist of interest-bearing obligations issued by or on behalf of the State of Michigan, and counties, municipalities, authorities and political subdivisions thereof, and, in limited instances, bonds issued by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or possessions of the United States (the "Bonds"). Distributions of the interest received by a Michigan Trust will generally be made semi-annually unless the Unitholder elects otherwise. We have been advised by Nuveen that in the opinion of bond counsel to each issuer, the interest on all Bonds in a Michigan Trust is exempt from Federal income tax under existing law.

    Chapman and Cutler, counsel for Nuveen, has advised us that for federal income tax purposes a Michigan Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to Trusts) of Chapter 1 of the Internal Revenue Code of 1986, as amended. Each Unitholder will be considered the owner of a pro rata portion of the Unitholder's repective Michigan Trust and will be subject to tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended. A Michigan Trust itself will not be subject to federal income taxes. For federal income tax purposes, each item of income from a Michigan Trust will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Michigan Trust consists of interest excludable from gross income under Section 103 of the Internal Revenue Code of 1986, as amended, such income will be excludable from federal gross income of the Unitholder. In addition, if Insurance has been obtained, Chapman and Cutler has examined the form of the policy of Insurance being issued with respect to the Bonds and based thereon has advised us that any amounts paid under the Insurance representing maturing interest on defaulted obligations held by the Trustee will be excludable from federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer.

    Based upon the above information which, with Nuveen's consent, we have relied upon, it is our opinion that for Michigan state and local tax purposes, a Michigan Trust will be recognized as a trust not taxable as a corporation.

    We are further of the opinion that under existing law:

    Under the Michigan income tax act, the Michigan single business tax act, the Michigan intangibles tax act, the Michigan city income tax act (which authorizes the only income tax ordinance which may be adopted by cities in Michigan), and under the law which authorizes a "first class" school district to levy an excise tax upon income, the Michigan Trust(s) will not be subject to tax. The income of a Michigan Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by their respective Michigan Trust.

    Interest on the Bonds in a Michigan Trust which is exempt from Federal income tax is exempt from Michigan state and local income taxes and from the Michigan single business tax. Further, any amounts paid under any Insurance representing maturing interest on defaulted obligations held by the Trustee will be excludable from Michigan state and local income taxes and from the Michigan single business tax if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer.

    For purposes of the foregoing Michigan tax laws (corporations and financial institutions are not subject to the Michigan income tax), each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Unitholder's respective Michigan Trust, and each Unitholder will have a taxable event when the Unitholder's respective Michigan Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Due to the requirement that tax cost be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The tax cost of each Unit to a Unitholder will be allocated for purposes of these Michigan tax laws in the same manner as the cost is allocated for Federal income tax purposes.

    Pursuant to the position of the Michigan Department of Treasury in a bulletin dated December 19, 1986, the portion of the tax exempt bond fund represented by the Bonds will be exempt from the Michigan Intangibles Tax. The Department of Treasury has not indicated a position with respect to treatment of amounts paid under a policy of insurance with respect to maturing interest on defaulted obligations (which amounts would have been exludable if paid by the respective issuer) for purposes of determining the income base for the Michigan Intangibles Tax.

    If a Unitholder is subject to the Michigan single business tax (i.e. is engaged in a "business activity" as defined in the Michigan single business tax act) and has a taxable event for Federal income tax purposes when a Michigan Trust sells or exchanges Bonds or the Unitholder sells or exchanges Units, such event may impact on the adjusted tax base upon which the single business tax is computed. Any capital gain or loss realized from such taxable event which was included in the computation of the Unitholder's Federal taxable income, plus the portion, if any, of such capital gain excluded in such computation and minus the portion, if any, of such capital loss not deducted in such computation for the year the loss occurred, will be included in the adjusted tax base. The adjusted tax base of any person other than a corporation is affected by any gain or loss realized from the taxable event only to the extent that the resulting Federal taxable income is derived from "business activity".


    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-34419) relating to the Units and to the reference to our Firm as special Michigan counsel in the Registration Statement and in the related Prospectus.


Very truly yours,

DICKINSON, WRIGHT, MOON, VAN DUSEN & FREEMAN